Exhibit 99.1

Thomson Reuters Recommends Shareholders Reject TRC Capital’s “Mini-Tender” Offer

NEW YORK, September 15, 2014 – Thomson Reuters (TSX/NYSE: TRI) has been notified of an unsolicited mini-tender offer by TRC Capital Corporation (TRC Capital) to purchase up to 2.5 million Thomson Reuters common shares, or approximately 0.31% of the common shares outstanding, at a price of C$39.75 per share. Thomson Reuters does not endorse this unsolicited mini-tender offer and recommends that shareholders reject the offer and do not tender their shares in response to the offer.

Shareholders are cautioned that the mini-tender offer has been made at a price below market, representing a discount of 4.33% and 4.41%, respectively, to the closing prices of Thomson Reuters shares on the Toronto Stock Exchange and New York Stock Exchange on September 10, 2014, the last trading day before the mini-tender offer was commenced. In addition, the offer is highly conditional. TRC Capital’s offer states that it may terminate the offer if, among other things, the market price of Thomson Reuters shares declines since the close of business on September 10, 2014.

Thomson Reuters is not associated with TRC Capital, its mini-tender offer or the mini-tender offer documentation. The TRC Capital mini-tender offer is also not related to Thomson Reuters own previously announced plans to repurchase up to US$1 billion of its shares by the end of 2015, which is being effected through the Toronto Stock Exchange’s normal course issuer bid rules.

TRC Capital has made similar unsolicited mini-tender offers for shares of other public companies. Mini-tender offers are designed to seek less than 5% of a company’s outstanding shares, thereby avoiding many disclosure and procedural requirements applicable to most bids under Canadian and United States securities legislation.

The Canadian Securities Administrators (CSA) have expressed serious concerns about mini-tender offers such as the possibility that investors might tender to a mini-tender offer based upon a misunderstanding of the terms of the offer, including the per securities price available under the offer relative to the market price of such securities. Comments from the CSA on mini-tenders can be found on the Ontario Securities Commission website at: http://www.osc.gov.on.ca/en/SecuritiesLaw_csa_19991210_61-301.jsp

The U.S. Securities and Exchange Commission (SEC) has also published investor tips regarding mini-tender offers on its website at: http://www.sec.gov/investor/pubs/minitend.htm. The SEC states: “[s]ome bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.” Thomson Reuters also encourages brokers and dealers, as well as other market participants, to review the SEC’s letter regarding broker−dealer mini−tender offer dissemination and disclosures on the SEC’s website at: http://www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

Thomson Reuters urges investors to obtain current market quotations for their shares, consult with their broker or financial advisor and exercise caution with respect to TRC Capital’s offer. According to TRC Capital’s offer documents, Thomson Reuters shareholders who have already tendered their shares may withdraw their shares at any time before 12:01 a.m. (Toronto time) on October 10, 2014 by following the procedures described in the TRC Capital offer documents.

Thomson Reuters requests that a copy of this news release be included with all distributions of materials relating to TRC Capital’s mini-tender offer.

Thomson Reuters Recommends Shareholders Reject TRC Capital’s “Mini-Tender” Offer

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

CONTACTS
MEDIA David Girardin Corporate Affairs +1 646 223 4870 david.girardin@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com